FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

First Majestic Silver Corp. (“First Majestic”)
#1800 - 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2
Telephone:      (604) 688-3033
Facsimile:        (604) 639-8873

Item 2	Date of Material Change

January 24, 2018

Item 3	News Release

News releases dated January 24, 2018, January 25, 2018 and January 29, 2018 were disseminated through the services of Nasdaq and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On January 24, 2018, First Majestic announced the private placement offering of US$150,000,000 aggregate principal amount of unsecured convertible senior notes due 2023 (the “Notes”).

On January 25, 2018, First Majestic announced that it had priced its previously announced offering of Notes.

On January 29, 2018, First Majestic announced the closing of its previously announced offering of Notes.

The Notes will bear cash interest semi-annually at a rate of 1.875% per annum. The initial conversion rate for the Notes is 104.3297 common shares (each, a “Share”) of First Majestic per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$9.59 per Share, subject to adjustment in certain circumstances.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On January 24, 2018, First Majestic announced the offering (the “Offering”) of US$150,000,000 aggregate principal amount of Notes. First Majestic also announced that it intended to grant the initial purchasers of the Notes an option to purchase up to an additional US$22.5 million aggregate principal amount of Notes at any time on or before the 20th day after the initial closing of the Offering.

On January 25, 2018, First Majestic announced that it had priced its previously announced Offering. As announced, the Notes will bear cash interest semi-annually at a rate of 1.875% per annum. The initial conversion rate for the Notes is 104.3297 Shares per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$9.59 per Share, subject to adjustment in certain circumstances.

On January 29, 2018, First Majestic announced the closing of the Offering.

First Majestic intends to use the net proceeds of the Offering to fund certain costs and expenses associated with the recently announced acquisition of Primero Mining Corp. (“Primero”) and for general corporate purposes and, if the acquisition is not consummated, for general corporate purposes. If the acquisition of Primero is not completed, First Majestic may, at its option, redeem the Notes.

The Notes, and the Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Keith Neumeyer, President & Chief Executive Officer
Telephone:      (604) 688-3033
Facsimile:        (604) 639-8873

Item 9	Date of Report

February 2, 2018

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic. Forward-looking statements include, but are not limited to, statements with respect to the proposed use of proceeds of the Offering and redemption of the Notes. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the completion of the recently announced acquisition of Primero; risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic’s Annual Information Form for the year ended December 31, 2016, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.